SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT Partners with US Fan App Developer, Hopscotch.”

Exhibit 1

November 13, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Partners with US Fan App Developer, Hopscotch.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/FLORENTINO D. MABASA, JR.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

November 13, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Partners with US Fan App Developer, Hopscotch.”

Very truly yours,

/s/FLORENTINO D. MABASA, JR.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,844 As of October 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	816-8553

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 13, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT Partners with US Fan App Developer, Hopscotch.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/FLORENTINO D. MABAS	A, JR.

FLORENTINO D. MABASA, Assistant Corporate Se	JR. cretary

November 13, 2015

pressrelease

PLDT Partners with US Fan App Developer, Hopscotch

Engages Digital 5 to Go to Market in the Philippines

MANILA, Philippines / LOS ANGELES, USA, November 13, 2015 — Leading telecom and digital services provider Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) has entered into a partnership with USbased fan app developer, Hopscotch, to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia. The company’s investment arm, PLDT Capital, has put $US1M into the partnership, which has already produced apps for fans of the Philippine Basketball Association, ESports Gaming Summit and the Ariana Grande, Imagine Dragons and Maroon 5 concerts.

PLDT Capital’s comanaging director Winston Damarillo encouraged sports teams, retail brands and events companies to grow their fan base and consumer loyalty through custom applications built on Hopscotch’s platform.

“More and more Filipinos are starting to use their smartphones to connect with brands, and Hopscotch provides businesses, both large and small, the opportunity to engage with their customers in a more personalized way,” he said.

In as little as two weeks, businesses can customize their own apps by dragging and dropping video, music and social media assets into a Content Management System. The interface can also deliver audience insights and revenue reports on merchandise and ticket sales, enabled by plugandplay services integrated into the platform.

PLDT Capital has engaged local digital content provider, MediaQuest Holdings’ Digital5, to go to market in the Philippines. Head of Digital5, Coach Chot Reyes, said he planned to offer creative services to produce cuttingedge graphics and shortform videos to be seeded within the app.

“A lot of companies can build apps, but the key is to give fans a reason to keep using them  this drives engagement, and provides stickiness for our partners.”

MediaQuest President and CEO Noel Lorenzana said Digital5’s participation in the deal underscored the company’s commitment to capture Filipino viewers across all kinds of screens.

“Many of them are now digital natives and look to their devices for content that is tailored for them,” he said.

Apart from servicing a string of sports teams and venues, Hopscotch recently designed and delivered mobile apps for two of the world’s most celebrated live events, New York Fashion Week and Taste of London.

Founder and CEO of Hopscotch, Laurence Sotsky, expressed his excitement over expanding into Asia.

“We’re thrilled to partner with the PLDT Group as our exclusive distributor in the ASEAN Region,” he said. “Not only does this partnership expand Hopscotch’s footprint into Southeast Asia, but it also gives us access to a wide variety of largescale opportunities across sports, entertainment and retail.”

XXX

About Hopscotch

Hopscotch is a mobile engagement platform company for sports teams and event organizers. Hopscotch offers a complete set of invenue and outofvenue mobile services that inspire longterm fan loyalty and unlock new revenue streams. Hopscotch is founded on the principle that mobile apps should be easy – easy and fun to use and a snap for customers with any size budget to manage. Hopscotch’s modular platform architecture enables quick and easy integrations with customers’ most important partners. To find out more about Hopscotch, visit http://www.gohopscotch.com.

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

About Digital5

Digital5 is the online programming division of TV5 Network, Inc. It produces lifestyle, travel, news, business, sports and comedy content, distributed across its online portals tv5.com.ph, news5.com.ph, sports5.ph. It also comanaged the news portal, InterAksyon.com, and is owned by MediaQuest Holdings under TV5 Network, Inc.

About MediaQuest

MediaQuest Holdings, Inc. is a mediaholding company with interests in free TV, pay TV, radio, and print. MediaQuest owns Cignal TV, Inc., the number one pay TV subscription service via satellite and terrestrial wireless transmission under the brand name Cignal, with 1 million subscribers nationwide and TV5 Network Inc. (TV5), the third largest freetoair television channel broadcasting all over the Philippines. MediaQuest also holds controlling interests in PhilStar Daily, Inc. and BusinessWorld Publishing Corporation (BusinessWorld). Established in 1999, MediaQuest is a wholly owned subsidiary of the PLDT Beneficial Trust Fund.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: November 13, 2015